Exhibit 99.15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2012
and February 28, 2011

(Unaudited – Expressed in thousands of United States dollars, except for per share amounts)

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2012 and December 31, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		March 31,	December 31,
	Notes	2012	2011
Assets
Current
Cash and cash equivalents	16	$70,795	$25,907
Accounts receivable	4	2,147	2,130
Inventory	5	18,480	14,907
Prepaid expenses		914	1,099
IGV receivable	6	31,669	25,635

		124,005	69,678
Deferred taxes		1,965	1,950
Plant and equipment	7	68,346	62,082
Mineral properties and development costs	8	65,884	63,796

Total Assets		$260,200	$197,506

Liabilities and equity
Current
Accounts payable and accrued liabilities		$28,912	$27,481
Taxes payable		28,478	1,962
Deferred revenue	10	4,596	4,251
Derivative liability	10	1,088	934
		63,074	34,628
Long-term debt	11	3,000	3,000
Asset retirement obligation	9	16,100	15,685
Deferred revenue	10	21,830	25,259
Derivative liability	10	3,831	3,625

		107,835	82,197
Equity
Share capital	12	131,915	127,537
Share option and warrant reserve	12	9,920	10,420
Translation reserve		4,522	4,522
Retained earnings (deficit)		6,008	(27,170)

		152,365	115,309

Total Equity and Liabilities		$260,200	$197,506

Subsequent events (Note 18)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		March 31,	February 28,
	Notes	2012	2011
			(Note 17)

Sales	13	$94,594	$-
Cost of sales		(25,273)	-
Depreciation, depletion and amortization		(5,508)	-

Gross profit		63,813	-
	14
General and administrative expenses		(2,049)	(2,474)

Exploration expense		(412)	-

Operating earnings (loss)		61,352	(2,474)

Unrealized (loss) gain on derivative liability	10	(360)	440
Accretion of asset retirement obligation	9	(415)	-
Foreign exchange gain (loss)		233	(414)
Other income (loss)		(125)	9

Income (loss) before income taxes		60,685	(2,439)
Provision for income taxes		(27,507)	(147)

Net income (loss) for the period		33,178	(2,586)

Other comprehensive income		-	4,331

Comprehensive income for the period		$33,178	$1,745

Basic earnings (loss) per share		$0.19	$(0.02)

Diluted earnings (loss) per share		$0.18	$(0.02)

Weighted average number of common shares outstanding - basic		171,055,329	151,642,885

Weighted average number of common shares outstanding - diluted		182,992,286	151,642,885

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in thousands of United States dollars except for per share amounts)

		March 31,	February 28,
	Notes	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the period		$33,178	$(2,586)
Items not affecting cash:
Depreciation, depletion and amortization		5,525	13
Deferred revenue		(3,084)	-
Share-based compensation		1,215	1,061
Unrealized gain on derivative liability		360	(440)
Accretion expense		415	-
Deferred income taxes		(15)	147
Other		-	(16)
Changes in non-cash working capital items	16	16,988	913

Net cash provided by (used in) operating activities		54,582	(908)

FINANCING ACTIVITIES
Proceeds from issuing share capital		-	64,975
Proceeds from exercise of options and warrants		2,663	4,737
Subscription receipts		-	(1,282)
Subscription receipts receivable		-	246
Share issue costs		-	(5,093)

Net cash provided by financing activities		2,663	63,583

INVESTING ACTIVITIES
Mineral property expenditures	8	(2,453)	(1,364)
Purchase of property, plant and equipment	7	(9,904)	(3,126)
Investment in La Arena		-	(18,087)
Acquisition of La Arena		-	(48,846)
Cash acquired in La Arena acquisition		-	6,681

Net cash used in investing activities		(12,357)	(64,742)

Increase (decrease) in cash and cash equivalents during the period		44,888	(2,067)

Cash and cash equivalents, beginning of the period		25,907	15,216

Effect of foreign exchange on cash and cash equivalents		-	769

Cash and cash equivalents, end of the period		$70,795	$13,918

Supplemental cash flow disclosures (Note 16)

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Share capital
					Share Option		Retained
				Subscription	and Warrant	Translation	Earnings
	Note	Shares	Amount	receipts	Reserve	Reserve	(Deficit)	Total
Balance, November 30, 2010		132,162,208	$62,146	$1,282	$3,519	$400	$(22,658)	$44,689

Shares issued for private placements		32,499,682	64,975	-	-	-	-	64,975

Share issue costs related to private placements		-	(4,173)	-	-	-	-	(4,173)

Fair value of broker warrants for private placement		-	(2,087)	-	2,087	-	-	-

Subscription receipts on conversion of warrants		-	-	(1,282)	-	-	-	(1,282)

Shares issued on conversion of warrants		3,633,192	4,602	-	-	-	-	4,602

Shares issued on exercise of options		225,000	460	-	(325)	-	-	135

Share-based compensation		-	-	-	1,061	-	-	1,061

Other comprehensive income		-	-	-	-	4,331	-	4,331

Net loss for the period		-	-	-	-	-	(2,586)	(2,586)

Balance, February 28, 2011		168,520,082	$125,923	$-	$6,342	$4,731	$(25,244)	$111,752

Balance at December 31, 2011		169,746,352	$127,537	$-	$10,420	$4,522	$(27,170)	$115,309

Shares issued on conversion of warrants	12(c)	1,094,340	3,563	-	(1,362)	-	-	2,201

Shares issued on exercise of options	12(b)	486,033	815	-	(353)	-	-	462

Share-based compensation	12(b)	-	-	-	1,215	-	-	1,215

Net income (loss) for the period		-	-	-	-		33,178	33,178

Balance, March 31, 2012		171,326,725	$131,915	$-	$9,920	$4,522	$6,008	$152,365

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited is the parent company of a consolidated group, (“Rio Alto” or the "Company"). Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”). Throughout the year ended May 31, 2011 La Arena was in the development stage. The La Arena Gold Oxide Mine entered the preproduction phase in May 2011 and achieved commercial production levels at the end of December 2011.

In November 2011, the Company changed its financial and fiscal year end from May 31 to December 31. The change was made to allow it to provide its continuous disclosure information on a comparable basis with its peer group and to align its year end with the year end of La Arena S.A., a wholly-owned subsidiary that carries on the principal business of Rio Alto. The Company’s consolidated statements of financial position are as at March 31, 2012 and December 31, 2011 and the condensed interim consolidated statements of income and comprehensive income and cash flows are for the three-month period ended March 31, 2012 compared to the three month period ended February 28, 2011.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with consolidated financial statements for the seven-month financial year ended and as at December 31, 2011 which are available at www.sedar.com.

Prior to June 1, 2011, the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain areas from International Financial Reporting Standards (“IFRS”). Note 17 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on the condensed interim consolidated statements of income and comprehensive income for the three months ended February 28, 2011.

The date of transition to IFRS was June 1, 2010 (the “Transition Date”) and the Company applied the provisions of IFRS on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first-time adopters. The consolidated financial statements for the financial year ended and as at December 31, 2011 discussed the transition to IFRS and are available at www.sedar.com.

In preparing these condensed interim consolidated financial statements, the Company applied the same accounting policies that are expected to be applicable for its annual consolidated financial statements for the year ended December 31, 2012.

The Board of Directors approved these consolidated financial statements for issue on May 14, 2012.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended 31 December 2011, except for the following standards and interpretations, applicable to the Company, adopted in the current financial period:

Financial instruments disclosure

The IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements in relation to transferred financial assets.

Income taxes

The IASB issued an amendment to IAS 12 - Income Taxes that provides standards for the determination of deferred income taxes related to the recovery of investment properties.

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2012	December 31, 2011

Value-added tax receivable	$67	$49

Income tax receivable	1,030	972

Peru capital taxes reaceivable	522	516

Other receivables	148	213

Receivable due from related party	380	380

	$2,147	$2,130

5.	INVENTORY

Inventory consists of the following:

	March 31, 2012	December 31, 2011

Doré	$215	$772

Work-in-progress	4,131	917

Ore on leach pad	4,646	2,257

Ore in stockpile	6,894	8,701

Supplies inventory	2,594	2,260

	$18,480	$14,907

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

6.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. The Company entered commercial production in 2012 and as such will be eligible for refunds of IGV in 2012.

7.	PLANT AND EQUIPMENT

Plant and equipment consists of:

	Construction-	Heap leach pad	Mobile and	Plant and	Other mine
	in-Process	and pond	field equipment	equipment	assets	Other assets	Total
Costs

December 31, 2011	$20,283	$29,899	$2,690	$7,987	$6,524	$612	$67,995

Additions	7,793	-	164		1,828	119	9,904

March 31, 2012	28,076	29,899	2,854	7,987	8,352	731	77,899

Accumulated amortization

December 31, 2011	$-	$(4,288)	$(159)	$(1,198)	$(155)	$(113)	$(5,913)

Amortization		(2,757)	(47)	(737)	(67)	(32)	(3,640)

March 31, 2012	-	(7,045)	(206)	(1,935)	(222)	(145)	(9,553)

Net book value

December 31, 2011	$20,283	$25,611	$2,531	$6,789	$6,369	$499	$62,082

March 31, 2012	$28,076	$22,854	$2,648	$6,052	$8,130	$586	$68,346

Other mine assets consist of camp office and accommodation, as well as land and lease permits. Other assets consist of office equipment and leasehold improvements.

8.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

La Arena has two separate deposits, a gold oxide deposit and copper/gold sulphide deposit. The Company is mining the gold oxide deposit. A feasibility study on the economic viability of developing the copper sulphide is underway.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

Mineral property expenditures related to La Arena are:

	Three months ended March 31, 2012			Seven months ended December 31, 2011
		Copper			Copper
	Gold Oxide	Sulphide	Total	Gold Oxide	Sulphide	Total
Opening	$16,948	$47,895	$64,843	$34,519	$43,612	$78,131

Mineral property development costs	-	3,489	3,489	29,493	4,283	33,776

Capitalized depreciation	-	-	-	4,658	-	4,658

Pre-production revenue	-	-	-	(71,621)	-	(71,621)

Preproduction cost	-	-	-	19,899	-	19,899
	$16,948	$51,384	$68,332	$16,948	$47,895	$64,843

Accumulated amortization

Opening	$(1,047)	$-	$(1,047)	$-	$-	$-

Amortization for the period	(1,401)	-	(1,401)	(1,047)	-	(1,047)

	(2,448)	-	(2,448)	(1,047)	-	(1,047)
Net book value	$14,500	$51,384	$65,884	$15,901	$47,895	$63,796

9.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	March 31,	December 31,
	2012	2011
Opening balance	$15,685	$14,800
Accretion expense	415	847
Foreign exchange	-	38
	$16,100	$15,685

In July 2011, the Company submitted to the Peruvian government a reclamation and closure plan for the La Arena Gold Mine. The estimated undiscounted closure obligation is $34.7 million. The reclamation and closure plan was approved in February 2012 and as a result the Company is required to post a bond of $3,186 in January 2013. The reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. The majority of the closure activities will be carried out during 2017 through 2019, with care and maintenance expected to continue until 2024.

10.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company entered into a $50 million Gold Prepayment Agreement and a Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”). Each drawdown of the prepayment facility was allocated between deferred revenue and derivative liability. An option pricing model that considers gold price volatility is used to estimate the fair value of the financial derivative liability embedded in the Gold Purchase Agreement. The deferred revenue portion is the amount drawn less the amount allocated to the derivative liability. At December 31, 2011 the entire $50 million prepayment facility had been drawn.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

a.	Gold Prepayment Agreement – Deferred revenue

The deferred revenue portion is:

Three months ended
March 31, 2012
Opening	$29,510
Amounts drawn	-
Deliveries to recognize deferred revenue	(3,084)
$26,426
Less current portion	(4,596)
Long-term portion	$21,830

To settle the Gold Prepayment Agreement the Company is required to deliver a notional amount of 61,312 ounces of gold. The actual monthly delivery of gold ounces may vary by 5 per cent from the monthly notional amount for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce such that at a price of $1,450 or more the monthly delivery would be 85 per cent of the notional amount and 115 per cent of the notional amount if the price was $950 or less. The ounces to be delivered are as follows:

	Based on $50	Remaining
Average gold price per ounce		commitment at
	million drawdown	March 31, 2012
$950 or lower	70,509	51,332
$950 to $1,050	67,443	49,100
$1,050 to $1,150	64,378	46,868
$1,150 to $1,250	61,312	44,636
$1,250 to $1,350	58,246	42,405
$1,350 to $1,450	55,181	40,173
$1,450 or higher	52,115	37,941

At March 31, 2012, the gold price was $1,661 per ounce and the remaining committed ounces at that price was 37,941 ounces.

The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In the three months ended March 31, 2012, the Company delivered 3,971 ounces of gold, settling 4,672 ounces of the notional delivery requirement.

b.	Gold Purchase Agreement – Derivative liability

The derivative liability is:

Three months ended
March 31, 2012
Opening	$4,559
Change in fair market value of derivative liability	360
$4,919
Less current portion	(1,088)
Long-term portion	$3,831

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

On October 15, 2010 the Company entered into a Gold Purchase Agreement whereby RKE may elect to buy up to 622,210 ounces of gold less any ounces purchased under the Gold Prepayment Agreement based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. In October 2011, this agreement was amended whereby the number of ounces that RKE may elect to buy includes all of the ounces within the two existing gold oxide pits, which is estimated to be 634,600 ounces, less any ounces of gold purchased under the Gold Prepayment Agreement. The Gold Purchase Agreement is accounted for as a written call option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers gold price volatility is used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in profit or loss. At March 31, 2012, based on current reserves, RKE may elect to buy 486,069 ounces of gold.

11.	LONG TERM DEBT

In addition to the Gold Prepayment Agreement and Gold Purchase Agreement with RKE discussed in note 10, RKE granted the Company a credit facility for $3 million that was drawn in September 2011. The credit facility bears interest at 3-month LIBOR plus 6 per cent compounded annually and matures in October 2014. As security for the Gold Prepayment Agreement and the credit facility, the Company has granted RKE a charge over the shares of La Arena S.A. and substantially all of the Company’s assets.

12.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 171,326,725 were issued and outstanding at March 31, 2012 (December 31, 2011 – 169,746,352). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

There were no common shares issued in the three months ended March 31, 2012 except for shares issued upon the exercise of options and warrants as described in note (b) and (c) below.

During the three months ended February 28, 2011 the Company issued common shares as follows:

				Cash	Non-cash
	Shares	Price per		transaction	transaction
Issue Date	issued	share	Proceeds	costs	costs (i)
December 1, 2010	3,906	C$1.68	$6,562	$(459)	$-
December 2, 2010	533	C$1.68	896	(31)	-
January 20, 2011	28,060	C$2.05	57,517	(3,683)	(2,087)
For the three months ended
February 28, 2011	32,499		$64,975	$(4,173)	$(2,087)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants entitling the underwriters to purchase an equal number of common shares at C$2.05 per common share expiring January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

b.	Share-based payments

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
		(C$/option)
Outstanding, December 31, 2011	10,510,000	1.91
Granted	200,000	3.75
Exercised	(486,033)	0.95
Cancelled	(250,000)	0.49
Outstanding, March 31, 2012	9,973,967	2.03
Options exercisable, March 31, 2012	6,656,467	1.48

Stock options outstanding at March 31, 2012 are as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)

$0.25 - $0.70	2,455	$0.33	27	2,455	$0.33	27

$1.25 - $1.50	831	$1.50	42	831	$1.50	42

$1.80 - $2.39	2,498	$1.99	45	2,373	$1.98	45

$3.08 - $3.75	4,190	$3.15	54	998	$3.12	56

	9,974	$2.03	44	6,657	$1.48	40

The fair value of options issued to employees is measured at the grant date. Options issued to non-employees, where the fair value of the goods or services is not determinable, are measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to value the options granted during the period are as follows:

Three months
March 31,
2012

Number of options	200,000
Fair value	$377
Weighted average:
Exercise price (C$)	$3.75
Risk-free interest rate	1.10%
Dividend yield	0%
Expected life (years)	3
Volatility	79%

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Conversion Price
Outstanding, December 31, 2011	3,057,330	$1.19
Converted	(1,094,340)	2.05
Outstanding, March 31, 2012	1,962,990	$0.71

i)	Warrants outstanding at March 31, 201 and December 31, 2011 were as follows:

			Warrants Outstanding
	Conversion
	Price	December 31,		March 31,
Expiry Date	C$/warrant	2011	Converted	2012	Warrant reserve
January 20, 2013	$2.05	1,557	(1,094)	463	$574
June 25, 2012	$0.30	1,500	-	1,500	151
	$1.19	3,057	(1,094)	1,963	$725

13.	REVENUE

		For the three months ended
	March 31, 2012	February 28, 2011

Gold sales	$91,432	$-

Gold - deferred revenue	3,084	-

Silver sales	78	-

	$94,594	$-

14.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
	March 31, 2012	February 28, 2011

Share-based compensation (note 12(b))	$1,215	$1,061
Salaries	222	719
Office and miscellaneous	79	165
Travel	76	112
Investor relations	38	100
Professional fees	113	234
Directors’ fees	63	46
Regulatory and transfer agent fees	226	24
Amortization	17	13

	$2,049	$2,474

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

15.	SEGMENT REPORTING

The Company has two operating segments in two geographic areas, being the mining, acquisition and development of mineral properties, in Latin America and the corporate segment in Canada. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

		As at ended March 31, 2012
	Canada	Peru	Total
Mineral properties and development costs	$-	$65,884	$65,884
Plant and equipment, net	116	68,230	68,346
Other assets	9,579	116,391	125,970
	$9,695	$250,505	$260,200

		As at ended December 31, 2011
	Canada	Peru	Total
Mineral properties and development costs	$-	$63,796	$63,796
Plant and equipment, net	116	61,966	62,082
Other assets	8,314	63,314	71,628
	$8,430	$189,076	$197,506

		Three months ended March 31, 2012
	Corporate	Mine	Total
		Operations
Revenues	$-	$94,594	$94,594
Operating expense	(2,888)	(24,846)	(27,734)
Amortization	(8)	(5,500)	(5,508)
Other gain (loss)	(61)	(246)	(307)
Unrealized gain (loss) on derivative liability	(360)	-	(360)
Provision for income taxes	-	(27,507)	(27,507)
Net income (loss) for the period	$(3,317)	$36,495	$33,178

		Three months ended February 28, 2011
	Corporate	Mine	Total
		Development
Revenues	$-	$-	$-
Operating expense	(2,240)	(234)	(2,474)
Amortization	-	-	-
Other gain (loss)		-
	(405)		(405)
Unrealized gain (loss) on derivative liability	440	-	440
Provision for income taxes	(147)	-	(147)
Net loss for the period	$(2,352)	$(234)	$(2,586)

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents include cash in bank accounts as follows:

	March 31, 2012	December 31, 2011

United States dollars	$62,854	$24,600
Canadian dollars	2,346	416
Peruvian Nuevo Sol	5,595	891

	$70,795	$25,907

b.	Changes in non-cash working capital include the following increases (decreases):

		For the three months ended

	March 31, 2012	February 28, 2011

Accounts receivable	$(17)	$(308)
Promissory note receivable	-	9
Inventory	(5,093)	-
Prepaid expenses	185	134
IGV	(6,034)	(1,473)
Accounts payable and accrued liabilities	1,431	2,526
Taxes payable	26,516	-
Related parties	-	25

	$16,988	$913

c.	Non cash transactions included in the statements of cash flow include:

	i.	Additions to mineral properties were $3,489, of which $2,453 was paid in cash and $1,036 was a non-cash addition at March 31, 2012.
	ii.	Included in inventory no were non cash costs of $1,758 of depreciation, depletion and amortization.

17.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in consolidated financial statements for the financial year ended December 31, 2011 have been applied in preparing the financial statements for the period ended March 31, 2012, the comparative information and the opening consolidated statement of financial position at the Transition Date of June 1, 2010. The following reconciliation has been presented as the comparative information for the 3 months ended February 28, 2011 is presented for the first time.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and February 28, 2011
(Unaudited - Expressed in United States dollars, except for per share amounts)

Reconciliation of consolidated statement of income and comprehensive income:

	Three months ended February 28, 2011
		Effect of
	GAAP	transition to	IFRS
		IFRS

General and administrative expense	$2,421	$53	$2,474

Loss before other items	(2,421)	(53)	(2,474)
Other items
Foreign exchange gain (loss)	(414)		(414)
Other income	9		9
Unrealized gain on revaluation of derivative liability	440		440

Loss before income taxes	(2,386)	(53)	(2,439)
Provision for income taxes	(147)		(147)

Net loss for the period	$(2,533)	$(53)	$(2,586)
Translation adjustment	4,331		4,331

Comprehensive income (loss) for the period	$1,798	$(53)	$1,745

Notes to Reconciliation

a.	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the three months ended February 28, 2011 was $53.

b.	There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

18.	SUBSEQUENT EVENTS

a.	Subsequent to March 31, 2012, the Company received $127 on the issuance 204,000 shares pursuant to the exercise of 204,000 options.

b.

Subsequent to March 31, 2012, the Company delivered 4,949 ounces of gold to RKE in settlement of 5,822 notional ounces under the Gold Prepayment Agreement. These deliveries settle delivery requirements to March 2013.